DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

June 19, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

USA

Attention:	Division of Corporation Finance, Office of
Life Sciences

Re:	InMed Pharmaceuticals Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted May 27, 2020

CIK No. 0001728328

Dear Sirs and Mesdames:

On behalf of our client, InMed Pharmaceuticals Inc. (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comment, dated June 10, 2020 (the “Comment Letter”), in respect of the above noted draft registration statement submission. The Company’s response below is keyed to the heading and comment number contained in the Comment Letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 27, 2020

Prospectus Summary

Overview, page 2

1.

We note your response to comment 2. The prospectus summary should provide a brief, but balanced, description of the key aspects of your business. Please balance your statement that your approach leverages the history of health benefits attributed to the cannabis plant with disclosure in this “Overview” section that the U.S. Food and Drug Administration (FDA) has, to date, not approved any marketing application for cannabis for the treatment of any disease or condition and has approved only one cannabis-derived and three cannabis-related drug products. Additionally, we note your response to comment 3, which we reissue. Please provide a discussion of the risks and challenges you face in implementing your business plan that is dependent on your biosynthesis-based manufacturing system, e.g. the need to scale up manufacturing capacity from current limited levels, as discussed on page 42.

U.S. Securities and Exchange Commission

June 19, 2020

The sentence referencing the history of benefits of cannabis has been deleted and an additional summary risk factor has been added regarding the FDA’s limited history of approvals. In addition, the Company has included additional disclosure regarding how its biosysthesis program impacts the balance of its business, as well as risks related to scaling up the biosynthesis program.

INM-755 in Dermatology, page 4

2.

We note your response to comment 8 and your revised disclosure stating that “[a]s assessed by the Netherlands National Competent Authority and Ethics Committee, the findings from our toxicology studies supported the safety of CBN for Phase I clinical development studies in healthy volunteers.” Safety is assessed through all phases of clinical trials. As your product candidates have not completed clinical trials, your product candidates have not been determined to be safe. Therefore, it is inappropriate to state or imply that your product candidates will be determined to be safe. Please revise your disclosure to remove such implication here and throughout your registration statement. We will not object to statements that your product candidate was well tolerated. Additionally, please review your disclosure to clarify, if true, that the disclosure in the third paragraph of this section relates to your Phase 1 study (755-101-HV) discussed in the paragraph above.

The requested revisions have been made in the noted section, as well as throughout the filed Registration Statement on Form S-1.

Business

Our Product Candidates and Technologies

Key Milestones, page 78

3.

We note your response to comment 12. Please further revise your description of the Collaborative Research Agreements and Technology Assignment Agreements with the University of British Columbia to disclose the termination provisions and the term of your royalty obligations, respectively.

The requested revisions have been made in the noted section of the filed Registration Statement on Form S-1.

U.S. Securities and Exchange Commission

June 19, 2020

INM-088 for the Treatment of Glaucoma, page 100

4.

We note your response to comment 16. Please revise your characterization of the INM-088 preclinical trials to discuss the actual data from the preclinical trials, rather than drawing conclusions from the results. As illustrative examples only, we note the following disclosures:

•

CBN has a significant anti-apoptotic effect on differentiated RGCs when subjected to elevated hydrostatic pressure…..Exposure of these cells under the same conditions concurrently with CBN prevented apoptosis and resulted in a significantly higher level of cell survival.

•	Reduction in IOP and improvement of pERG amplitudes were used to demonstrate effectiveness of CBN as a potential glaucoma treatment.

The requested revisions have been made in the noted section of the filed Registration Statement on Form S-1.

Intellectual Property, page 110

5.

We note your response to comment 17. Please revise to identify the material jurisdictions where patent applications are pending. Please also provide estimated expiry dates if the applications are approved.

The requested revisions have been made in the noted section of the filed Registration Statement on Form S-1.

*            *             *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Eric A. Adams

Bruce S. Colwill

InMed Pharmaceuticals Inc.